

Mail Stop 4628

November 22, 2017

Via Email
Ken Lamont
Chief Financial Officer
Crescent Point Energy Corp.
Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta
Canada, T2P 1G1

> **Re:** **Crescent Point Energy Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-36258**

Dear Mr. Lamont:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.11

Supplemental Disclosures about Extractive Activities-Oil & Gas (unaudited)

Petroleum and Natural Gas Reserve Information, page 1

1.   We note you have combined the net quantities of crude oil and natural gas liquids (NGLs) into a single aggregated figure for disclosure under FASB ASC 932-235-50-4 and 50-5. Please note that FASB ASC 932-235-50-4(a) requires separate disclosure for natural gas liquids reserves, when such reserve quantities are significant. To the extent that your NLG reserves represent a significant proportion of your total liquids reserves,

please revise the disclosure of your reserves and the changes therein to disclose natural gas liquids as separate figures.

2. We note the disclosure relating to the changes in net proved reserves after royalties on page 2 of this section is not accompanied by an explanation of such changes. Furthermore, the explanation provided in conjunction with the reconciliation of the changes in total proved reserves provided elsewhere on page 29 of the Annual Information Form ("AIF") may not be applicable due to the differences between estimates prepared in accordance with the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and those prepared in accordance with the United States ("U.S.") Financial Accounting Standards Board ("FASB") Topic 932, "Extractive Activities – Oil & Gas."

    Therefore, please expand your disclosure of the changes in the net quantities of total proved reserves to include an explanation of the significant changes related to each line item other than production; identify and quantify each factor that contributed to a significant change in total proved reserves, including any offsetting factors. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves, page 2

3. Please tell us if the asset retirement obligations used in the calculation of the standardized measure include the costs related to the future undrilled proved locations for which you have assigned proved undeveloped reserves as of December 31, 2015 and 2016, respectively. If such costs have been omitted, please revise your estimates or tell us why a revision in the calculation of the standardized measure is not necessary.

    If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

    http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

4. Revise to provide additional information explaining the changes in standardized measure of discounted future net cash flows to prevent this disclosure from being misleading. For example, we note that although there was a negative revision to your total proved reserve quantities during 2016, your disclosure of changes in standardized measure of discounted future net cash flows includes a positive adjustment for "Technical reserve revisions." In addition, expand your disclosure and tell us why your standardized measure of

discounted future net cash flows calculation for 2016 does not include any future income taxes for Canada. Refer to FASB ASC 932-235-50-36.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources